# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zura Bio Limited, CIK 0001855644
CUSIP: G9TY5A101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1489 W. Warm Springs Rd. #110, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 01/23/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002101709
Persons authorized to receive notices and communications: Athanor Capital, 2578 Broadway, Suite #593, New York, New York (NY), 10025, (345) 936 2455

## Reporting persons
- Athanor Capital (CIK 0002101709): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 11,581,402; sole dispositive power 0; shared dispositive power 11,581,402; aggregate amount beneficially owned 11,581,402 (15.7% of the class)
- UGS Capital LLC (CIK 0002079932): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,581,402; sole dispositive power 0; shared dispositive power 11,581,402; aggregate amount beneficially owned 11,581,402 (15.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Zura Bio Limited
Address of issuer's principal executive offices: 1489 W. Warm Springs Rd. #110, Henderson, Nevada (NV), 89014

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Athanor Capital and UGS Capital LLC (collectively, the "Reporting Persons," and each, a "Reporting Person"), in respect of the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Zura Bio Limited (the "Issuer").This Schedule 13D supersedes the Schedule 13G previously filed with the Securities and Exchange Commission by the Reporting Persons on January 2, 2026, with respect to the Class A Ordinary Shares of the Issuer (the "Prior Schedule 13G").

The Reporting Persons have entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to file this Schedule 13D and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The filing of this Schedule 13D should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Class A Ordinary Shares reported herein other than to the extent of such Reporting Person's pecuniary interest therein.

From June 22, 2023 until May 21, 2025, Parvinder Thiara, a director of Athanor Capital and a manager of UGS Capital LLC, served as a member of the board of directors of the Issuer. On January 21, 2026, the Issuer's board of directors appointed Mr. Thiara to serve as a director again, effective January 23, 2026.
Residence or business address: The principal business address of Athanor Capital is 2578 Broadway, Suite #593, New York, New York 10025, and the principal business address of UGS Capital LLC is 850 New Burton Road, Suite 201, Dover, Delaware 19904.
Present principal occupation or employment: The principal business of each of Athanor Capital and UGS Capital LLC is making investments.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Athanor Capital is an Exempted Company incorporated in the Cayman Islands with Limited Liability. UGS Capital LLC is a limited liability company organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 29, 2025, pursuant to a letter agreement entered into between the Issuer and Athanor Capital (the "Athanor Agreement"), the Issuer issued to Athanor Capital 8,657,402 Class A Ordinary Shares of the Issuer. The Class A Ordinary Shares were issued in connection with the termination of certain prior letter agreements, and the extinguishment of certain rights and obligations thereunder and the acquisition of certain contractual rights, title and interest vis-a-vis the Issuer previously held by a third party, as described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2026.

Athanor Capital did not pay any cash consideration for the issuance of the Class A Ordinary Shares. No funds were borrowed for the purpose of acquiring the securities reported herein.

Athanor Capital owns the Class A Ordinary Shares of the Issuer. UGS Capital LLC owns all the shares of Athanor Capital. UGS Capital LLC may be deemed to beneficially own the Class A Ordinary Shares reported herein by virtue of its relationship with Athanor Capital.

The foregoing description of the Athanor Agreement does not purport to be complete and is qualified in its entirety by reference to the Athanor Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2026, and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities reported herein were acquired by the Reporting Persons for investment purposes in the ordinary course of business. The Reporting Persons acquired the securities without the purpose or effect of changing or influencing the control of the Issuer and do not have any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through 4(j) of Schedule 13D.

The Reporting Persons may, from time to time, review their investment in the Issuer and may engage in discussions with management or the board of directors of the Issuer regarding the Issuer's business, operations and prospects, subject to applicable law. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 11,581,402 Class A Ordinary Shares of the Issuer, representing approximately 15.7% of the Issuer's outstanding Class A Ordinary Shares.

The percentage ownership reported herein is based on 73,680,710 Class A Ordinary Shares outstanding, as advised to the Reporting Persons by the Issuer as of the filing date of the Prior Schedule 13G.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Rows 7 through 10 of the cover pages of this Schedule 13D with respect to the number of Class A Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote and sole or shared power to dispose of or to direct the disposition is incorporated herein by reference.

Athanor Capital directly holds 11,581,402 Class A Ordinary Shares and has shared power to vote and shared power to dispose of such shares. UGS Capital LLC may be deemed to beneficially own such shares by virtue of its relationship with Athanor Capital and has shared power to vote and shared power to dispose of such shares. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 hereof is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set form in Item 3 hereof is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of January 26, 2026, by and between Athanor Capital and UGS Capital LLC.

99.2 Letter Agreement, dated December 29, 2025, by and between Zura Bio Limited and Athanor Capital (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2026).

## Signatures
- Athanor Capital: /s/ Parvinder Thiara, Parvinder Thiara/Director (01/27/2026)
- UGS Capital LLC: /s/ Parvinder Thiara, Parvinder Thiara/Director (01/27/2026)